FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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AMERICA MOVIL WILL OFFER TO ACQUIRE UP TO 40.04% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

 Mexico City, August 1, 2011, Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announces that it was informed about the intention of América Móvil, S.A.B de C.V. (BMV and NYSE “  AMX ” , NASDAQ “  AMOV ” ) to carry out a public tender offer to acquire up to 40.04% of the outstanding shares of TELMEX, as transcribed below:

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““ América Móvil announces tender offer for public shares of Telmex”

Mexico City, Mexico, August 1, 2011 -- América Móvil, S.A.B. de C.V. (“ AMX ” ) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that its Board of Directors approved a tender offer for all of the outstanding shares of capital stock of all classes of Teléfonos de México, S.A.B. de C.V. (“ Telmex ” ) that are not already owned, directly or indirectly, by AMX. The tender offer would include those shares that are represented by American Depositary Shares (“ ADSs ” ).

If all shareholders tender, AMX would acquire 40.04% of the outstanding shares of Telmex and would directly or indirectly own 100% of the outstanding Telmex capital stock upon completion of the offer.

The purchase price will be $10.50 Mexican pesos per share payable in cash. This price reflects an 11.1% premium over the average trading price of the “L” share on the Mexican Stock Exchange (Bolsa Mexicana de Valores) over the last 30 days.

If AMX acquires a sufficient number of shares, it intends to delist Telmex from the various stock markets on which its shares are listed.

With this transaction, AMX, a competitive and strong publicly traded Mexican corporation, will be in a position to provide better conditions and more advanced telecommunication services to its customers in Mexico.

The tender offer will be subject to customary conditions, including the receipt of regulatory authorizations.

…”

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In addition to the 59.96% of the outstanding shares of TELMEX, which are currently held by AMX, with this purchase, AMX would hold, directly or indirectly, the total outstanding shares of TELMEX.

The offer will be subject to the necessary regulatory authorizations, including the authorization of the National Banking and Securities Commission (“ Comisión Nacional Bancaria y de Valores ” ) or any other that may be applicable. Moreover, under the terms of TELMEX´s by-laws, its Board of Directors will resolve on the commencement of the offer by América Móvil.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V. and subsidiaries that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

This press release is not an offer for any kind of shares. The securities referred herein cannot be subject to a public offer until the National Banking and Securities Commission (“ Comisión Nacional Bancaria y de Valores ” ) grants its approval to such offer in terms of the Securities Exchange Act (“ Ley del Mercado de Valores ” ).

Limitation of Liability : This press release contains certain forecasts or projections, which reflect the current views and/or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event, neither the company nor any of its subsidiaries, affiliates, directors, officers, agents or employees will be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Press Release: América Móvil announces tender offer for public shares of Telmex, August 01, 2011.